October 7, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:  Star Scientific, Inc.
Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013, File No. 001-15324
Comment Letter Dated July 11, 2013

Follow up Comment Letter Dated September 25, 2013

Dear Mr. Rosenberg,

During our recent telephone conversation concerning the above referenced follow up comment letter dated September 25, 2013, you indicated that we could request additional time to respond, if necessary. When I spoke with Ibolya Ignot today regarding an extension of time to respond to the follow up comment letter, she requested that we write and specify the date by which the response will be submitted. Consistent with my conversation with Ms. Ignot, this will confirm that we will respond to the follow up comment letter on or before October 23, 2013.

Sincerely,

\s\ Park A Dodd

Park A. Dodd

Chief Financial Officer